TC



03054930

19/10/2

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SEC FILE NUMBER
SEC # 8-52872

8-52872

SEP 26 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

amended

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarity Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 N.W. 165th Street Suite M400
(No. and Street)

North Miami Beach, FL 33169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Brogan (321) 264-0678
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.
(Name — *if individual, state last, first, middle name*)

666 71st Street Miami, FL 33141
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, BARRY BROGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarity Securities, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President/CEO
Title

Notary Public


CARL DEFOREST
MY COMMISSION # DD 186063
EXPIRES: June 5, 2007
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. N/A We do not Hold
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA, CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA
BRYAN A. ROSENFELD, CPA
JAY L. JACKLER, CPA
PHILIP D. KNAPP, CPA
GRACE M. CHUNG, CPA



Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FAX: 1-800-880-1662
FAX: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FAX: (561) 997-9392

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FAX: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Report On Internal Control Required by SEC Rule 17a-5

Board of Directors and Shareholders
Clarity Securities, Inc.

CRD # 104406
SEC # 8-52872

In planning and performing our audit of the financial statements of Clarity Securities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

July 14, 2003
Miami Beach, Florida